# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cars.com Inc., CIK 0001683606
CUSIP: 14575E105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 300 S. RIVERSIDE PLAZA, SUITE 1000, CHICAGO, Illinois (IL), 60606
Date of event which requires filing of this statement: 03/10/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001853876

## Reporting persons
- ACMGMT, LLC: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- FAMILY TRUST PURSUANT TO ARTICLE V OF THE LINDA AHMED DECLARATION OF TRUST DATED MARCH 4, 2005: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); member of a group; sole voting power 2,500,400; shared voting power 4,100,400; sole dispositive power 2,500,400; shared dispositive power 4,100,400; aggregate amount beneficially owned 4,100,400 (7% of the class)
- ATLANTIC COAST WARRANTY CORP.: type of reporting person: corporation (CO); citizenship or place of organization: Florida (FL); member of a group; sole voting power 1,600,000; shared voting power 4,100,400; sole dispositive power 1,600,000; shared dispositive power 4,100,400; aggregate amount beneficially owned 4,100,400 (7% of the class)
- ALI AHMED: type of reporting person: individual (IN); citizenship or place of organization: Florida (FL); member of a group; sole voting power 1,600,000; shared voting power 1,600,000; sole dispositive power 1,600,000; shared dispositive power 1,600,000; aggregate amount beneficially owned 1,600,000 (2.7% of the class)
- FAISAL AHMED: type of reporting person: individual (IN); citizenship or place of organization: Florida (FL); member of a group; sole voting power 4,100,400; shared voting power 4,100,400; sole dispositive power 4,100,400; shared dispositive power 4,100,400; aggregate amount beneficially owned 4,100,400 (7% of the class)

## Item 1. Issuer
Name of issuer: Cars.com Inc.
Address of issuer's principal executive offices: 300 S. RIVERSIDE PLAZA, SUITE 1000, CHICAGO, ILLINOIS, 60606

## Item 2. Person Filing
Name of person filing:
ACMGMT, LLC;
FAMILY TRUST PURSUANT TO ARTICLE V OF THE LINDA AHMED DECLARATION OF TRUST DATED MARCH 4, 2005;
ATLANTIC COAST WARRANTY CORP.;
ALI AHMED;
FAISAL AHMED
Address of principal business office or, if none, residence:
5875 NW 163rd Street, Suite 104
Miami Lakes, FL 33014
Citizenship: Florida

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
For FAMILY TRUST PURSUANT TO ARTICLE V OF THE LINDA AHMED DECLARATION OF TRUST DATED MARCH 4, 2005:
(a) Amount Beneficially Owned: 4,100,400

For ACMGMT LLC:
(a) Amount Beneficially Owned: 0

For ATLANTIC COAST WARRANTY CORP:
(a) Amount Beneficially Owned: 4,100,400

For ALI AHMED:
(a) Amount Beneficially Owned: 1,600,000

For FAISAL AHMED:
(a) Amount Beneficially Owned: 4,100,400
Percent of class:
For FAMILY TRUST PURSUANT TO ARTICLE V OF THE LINDA AHMED DECLARATION OF TRUST DATED MARCH 4, 2005:
(b) Percent of Class: 7%

For ACMGMT LLC:
(b) Percent of Class: 0%

For ATLANTIC COAST WARRANTY CORP:
(b) Percent of Class: 7%

For ALI AHMED:
(b) Percent of Class: 2.7%

For FAISAL AHMED:
(b) Percent of Class: 7%
Sole power to vote or to direct the vote:
For FAMILY TRUST PURSUANT TO ARTICLE V OF THE LINDA AHMED DECLARATION OF TRUST DATED MARCH 4, 2005:
(c) Number of shares as to which such person has:
(i) sole power to vote or direct to vote: 2,500,400

For ACMGMT LLC:
(c) Number of shares as to which such person has:
(i) sole power to vote or direct to vote: 0

For ATLANTIC COAST WARRANTY CORP:
(c) Number of shares as to which such person has:
(i) sole power to vote or direct to vote: 1,600,000

For ALI AHMED:
(c) Number of shares as to which such person has:
(i) sole power to vote or direct to vote: 1,600,000

For FAISAL AHMED:
(c) Number of shares as to which such person has:
(i) sole power to vote or direct to vote: 4,100,400
Shared power to vote or to direct the vote:
For FAMILY TRUST PURSUANT TO ARTICLE V OF THE LINDA AHMED DECLARATION OF TRUST DATED MARCH 4, 2005:
(c) Number of shares as to which such person has:
(ii) shared power to vote or direct to vote: 4,100,400

For ACMGMT LLC:
(c) Number of shares as to which such person has:
(ii) shared power to vote or direct to vote: 0

For ATLANTIC COAST WARRANTY CORP:
(c) Number of shares as to which such person has:
(ii) shared power to vote or direct to vote: 4,100,400

For ALI AHMED:
(c) Number of shares as to which such person has:
(ii) shared power to vote or direct to vote: 1,600,000

For FAISAL AHMED:
(c) Number of shares as to which such person has:
(ii) shared power to vote or direct to vote: 4,100,400
Sole power to dispose or to direct the disposition:
For FAMILY TRUST PURSUANT TO ARTICLE V OF THE LINDA AHMED DECLARATION OF TRUST DATED MARCH 4, 2005 :
(c) Number of shares as to which such person has:
(iii) sole power to dispose of or to direct the disposition of: 2,500,400

For ACMGMT LLC:
(c) Number of shares as to which such person has:
(iii) sole power to dispose of or to direct the disposition of: 0

For ATLANTIC COAST WARRANTY CORP:
(c) Number of shares as to which such person has:
(iii) sole power to dispose of or to direct the disposition of: 1,600,000

For ALI AHMED:
(c) Number of shares as to which such person has:
(iii) sole power to dispose of or to direct the disposition of: 1,600,000

For FAISAL AHMED:
(c) Number of shares as to which such person has:
(iii) sole power to dispose of or to direct the disposition of: 4,100,400
Shared power to dispose or to direct the disposition:
For FAMILY TRUST PURSUANT TO ARTICLE V OF THE LINDA AHMED DECLARATION OF TRUST DATED MARCH 4, 2005:
(c) Number of shares as to which such person has:
(iv) shared power to dispose or to direct the disposition of: 4,100,400

For ACMGMT LLC:
(c) Number of shares as to which such person has:
(iv) shared power to dispose or to direct the disposition of: 0

For ATLANTIC COAST WARRANTY CORP:
(c) Number of shares as to which such person has:
(iv) shared power to dispose or to direct the disposition of: 4,100,400

For ALI AHMED:
(c) Number of shares as to which such person has:
(iv) shared power to dispose or to direct the disposition of: 1,600,000

For FAISAL AHMED:
(c) Number of shares as to which such person has:
(iv) shared power to dispose or to direct the disposition of: 4,100,400

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: This schedule is filed pursuant to 240.13-d-1(c). See Appendix B (Ex2).

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- ACMGMT, LLC: Ali Ahmed, Manager (05/08/2026)
- FAMILY TRUST PURSUANT TO ARTICLE V OF THE LINDA AHMED DECLARATION OF TRUST DATED MARCH 4, 2005: Faisal Ahmed, Trustee (05/08/2026)
- ATLANTIC COAST WARRANTY CORP.: Ali Ahmed, Director (05/08/2026)
- ALI AHMED: Ali Ahmed, Self (05/08/2026)
- FAISAL AHMED: Faisal Ahmed, Self (05/08/2026)